FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April  2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Summarized audited annual account for the year ended March 31, 2008
2.	Press Release dated April 26, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date:	April 26, 2008	By:	/s/ Mehernosh Kapadia
			Name :	Mehernosh Kapadia
			Title :	General Manager & Joint Company Secretary

Item 1

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED UNCONSOLIDATED FINANCIAL RESULTS

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	8,029.27	6,395.93	30,788.34	21,995.59
	a) Interest/discount on advances/bills	5,826.20	4,703.42	22,600.99	16,096.31
	b) Income on investments	2,008.82	1,353.05	7,466.01	4,989.84
	c) Interest on balances with Reserve Bank of India and other interbank funds	116.58	292.92	611.99	808.56
	d) Others	77.67	46.54	109.35	100.88
2.	Other income	2,361.65	2,099.59	8,810.77	6,927.87
3.	A) TOTAL INCOME (1)+(2)	10,390.92	8,495.52	39,599.11	28,923.46
4.	Interest expended	5,949.81	4,786.86	23,484.24	16,358.50
5.	Operating expenses (e) + (f) + (g)	2,150.45	1,920.59	8,154.18	6,690.56
	e) Employee cost	466.64	440.81	2,078.90	1,616.75
	f) Direct marketing expenses	358.35	422.86	1,542.74	1,523.90
	g) Other operating expenses	1,325.46	1,056.92	4,532.54	3,549.91
6.	B) TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)	8,100.26	6,707.45	31,638.42	23,049.06
7.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	2,290.66	1,788.07	7,960.69	5,874.40
8.	Provisions (other than tax) and contingencies	947.49	876.34	2,904.59	2,226.36
9.	Exceptional items	..	..	..	..
10.	PROFIT / LOSS FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)	1,343.17	911.73	5,056.10	3,648.04
11.	Tax expense
	a) Current period tax	375.57	271.64	1,611.73	984.25
	b) Deferred tax adjustment	(182.24)	(185.03)	(713.36)	(446.43)
12.	NET PROFIT / LOSS FROM ORDINARY ACTIVITES (10)–(11)	1,149.84	825.12	4,157.73	3,110.22
13.	Extraordinary items (net of tax expense)	..	..	..	..
14.	NET PROFIT / LOSS FOR THE PERIOD(12)–(13)	1,149.84	825.12	4,157.73	3,110.22
15.	Paid-up equity share capital (face value Rs. 10/-)	1,112.68	899.34	1,112.68	899.34
16.	Reserves excluding revaluation reserves	45,357.53	23,413.92	45,357.53	23,413.92
17.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..
	(ii) Capital adequacy ratio	13.97%	11.69%	13.97%	11.69%
	(iii) Earnings per share (EPS) for the period
	Basic EPS before and after extraordinary items net of tax expenses (not annualised for quarter/ period) (in Rs.)	10.33	9.22	39.39	34.84
	Diluted EPS before and after extraordinary items net of tax expenses (not annualised for quarter/ period) (in Rs.)	10.27	9.17	39.15	34.64
18.	NPA Ratio
	i) Gross non-performing advances (net of technical write-off)	7,579.54	4,126.06	7,579.54	4,126.06
	ii) Net non-performing advances	3,490.55	1,992.04	3,490.55	1,992.04
	iii) % of gross non-performing advances (net of technical write-off) to gross advances (net of write-off)	3.30%	2.08%	3.30%	2.08%
	iv) % of net non-performing advances to net advances	1.55%	1.02%	1.55%	1.02%
19.	Return on assets (annualised)	1.14%	1.04%	1.12%	1.09%
20.	Aggregate of non-promoter shareholding
	• No. of shares	1,112,687,495	899,266,672	1,112,687,495	899,266,672
	• Percentage of shareholding	100	100	100	100
21.	Deposits	244,431.05	230,510.19	244,431.05	230,510.19
22.	Advances	225,616.08	195,865.60	225,616.08	195,865.60
23.	Total assets	399,795.08	344,658.11	399,795.08	344,658.11

CONSOLIDATED FINANCIAL RESULTS OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rupees in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
		(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	9,075.15	7,046.42	34,094.95	24,002.55
	a) Interest/discount on advances/bills	6,268.55	4,952.36	24,068.36	16,970.09
	b) Income on investments	2,448.63	1,627.51	8,904.54	5,847.37
	c) Interest on balances with Reserve Bank of India and other interbank funds	196.33	323.93	874.77	903.79
	d) Others	161.64	142.62	247.28	281.30
2.	Other Income	8,744.23	6,617.02	25,958.13	17,361.24
	A) TOTAL INCOME (1) + (2)	17,819.38	13,663.44	60,053.08	41,363.79
3.	Interest expended	6,502.09	5,208.95	25,766.97	17,675.72
4.	Operating expenses (e) + (f)	9,667.17	6,943.17	27,043.41	18,013.21
	e) Payments to and provisions for employees	1,040.33	785.81	3,969.80	2,636.50
	f) Other operating expenses	8,626.84	6,157.36	23,073.61	15,376.71
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	16,169.26	12,152.12	52,810.38	35,688.93
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,650.12	1,511.32	7,242.70	5,674.86
6.	Other provisions and contingencies	989.50	918.19	3,017.75	2,277.38
7.	Provision for taxes
	a) Current period tax	403.29	339.31	2,043.82	1,263.07
	b) Deferred tax adjustment	(253.98)	(237.64)	(934.14)	(498.99)
8.	Share of (profits)/losses of minority shareholders	(124.81)	(66.17)	(282.96)	(127.23)
9.	NET PROFIT (5-6-7-8)	636.12	557.63	3,398.23	2,760.63
10.	Paid-up equity share capital (face value Rs. 10/-)	1,112.68	899.34	1,112.68	899.34
11.	Analytical Ratios
	Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	5.72	6.23	32.19	30.92
	Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	5.68	6.20	32.00	30.75

CONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rupees in crore)
Sr. No.	Particulars	Year ended
		March 31, 2008
		(Audited)
1.	Segment Revenue
a	Retail Banking	24,418.54
b	Wholesale Banking	24,949.35
c	Treasury	29,326.50
d	Other Banking Business	2,815.24
e	Life Insurance	14,396.83
f	General Insurance	2,206.19
g	Others	2,708.80
	Total	100,821.45
	Less: Inter Segment Revenue	40,768.37
	Income from Operations	60,053.08
2.	Segmental Results (i.e. Profit before tax and minority interest)
a	Retail Banking	1,083.84
b	Wholesale Banking	3,624.06
c	Treasury	322.45
d	Other Banking Business	153.48
e	Life Insurance	(1,514.18)
f	General Insurance	130.22
g	Others	618.00
	Total segment results	4,417.87
	Unallocated expenses	192.92
	Profit before tax and minority interest	4,224.95
3.	Capital Employed (i.e. Segment Assets – Segment Liabilities)
a	Retail Banking	(4,045.54)
b	Wholesale Banking	(11,423.26)
c	Treasury	47,878.40
d	Other Banking Business	4,005.61
e	Life Insurance	564.81
f	General Insurance	1,011.19
g	Others	1,537.99
h	Unallocated	5,543.54
	Total	45,072.74

CONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rupees in crore)
Sr. No.	Particulars	Three months ended	Year ended
		March 31, 2007	March 31, 2007
		(Unaudited)	(Audited)
1.	Segment Revenue
a	Consumer and Commercial Banking	6,799.58	24,235.46
b	Investment Banking	3,524.21	8,849.59
c	Insurance	4,454.72	10,141.56
d	Others	71.20	239.30
	Total	14,849.71	43,465.91
	Less: Inter Segment Revenue	(1,186.27)	(2,102.12)
	Income from Operations	13,663.44	41,363.79
2.	Segmental Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	444.43	2,515.42
b	Investment Banking	456.46	1,386.65
c	Insurance	(247.71)	(391.78)
d	Others	15.72	52.82
	Total segment results	668.90	3,563.11
	Unallocated expenses	9.60	38.40
	Profit before tax	659.30	3,524.71
3.	Capital Employed (i.e. Segment Assets – Segment Liabilities)
a	Consumer and Commercial Banking	(45,128.03)	(45,128.03)
b	Investment Banking	64,232.75	64,232.75
c	Insurance	1,205.50	1,205.50
d	Others	(602.63)	(602.63)
	Total	19,707.59	19,707.59

Notes on consolidated segmental results
1.
The disclosure on segmental reporting has been modified vide Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosure on “Segmental Reporting” which is effective for the reporting period ended March 31, 2008. The consolidated segmental results for the previous year are not comparable due to this change. Due to the revised guidelines, the figures for the three months ended March 31, 2008 have not been provided.

2.
“Retail Banking” includes exposures of ICICI Bank Limited (‘the Bank’) which fulfill the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in the Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards”, as per the RBI guidelines for the Bank.

3.
“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under the “Retail Banking” segment, as per the RBI guidelines.

4.	“Treasury” includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund and ICICI Strategic Investments Fund.
5.	“Other Banking business” comprises the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC., ICICI Bank Canada and ICICI Bank Eurasia LLC. and ICICI Wealth Management Inc.
6.	“Life Insurance” represents ICICI Prudential Life Insurance Company Limited.
7.	“General Insurance” represents ICICI Lombard General Insurance Company Limited.
8.	“Others” comprises the consolidated entities of the Bank, not covered in any of the segments above.

Notes
1.
The Sangli Bank Limited (Sangli Bank) has merged with ICICI Bank Limited effective April 19, 2007 as per the order of RBI dated April 18, 2007. Pursuant to the merger of Sangli Bank with ICICI Bank Limited, the shareholders of Sangli Bank were allotted 3,455,008 equity shares of Rs. 10.00 each on May 28, 2007. The merger has been accounted for as per the purchase method of accounting in accordance with the scheme of amalgamation.

2.
The Bank issued 75,686,388 equity shares (including green shoe option) of Rs. 10.00 each to Qualified Institutional Bidders and Non-Institutional Bidders at a price of Rs. 940.00 per share and 32,912,238 equity shares of Rs. 10.00 each to Retail Bidders and existing Retail Shareholders at a price of Rs. 890.00 per share, pursuant to a public issue of equity shares, aggregating to Rs. 10,043.71 crore on July 5, 2007. During the year ended March 31, 2008 the Bank allotted 36,675,326 partly paid shares of which 35,644,107 shares have become fully paid after receipt of call money.

3.
The Bank issued 49,949,238 American Depositary Shares (ADS) including green shoe option of 6,497,462 ADSs at US$ 49.25 per share, representing 99,898,476 underlying equity shares of Rs. 10.00 each, aggregating to Rs. 9,923.64 crore on July 5, 2007.

4.	During the three months ended March 31, 2008, the Bank allotted 146,697 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
5.	Status of equity investors’ complaints / grievances for the three months ended March 31, 2008.

Opening balance	Additions	Disposals	Closing balance
4	668	665	7

6.	Provision for current period tax includes Rs. 6.22 crore towards provision for fringe benefit tax for the quarter ended March 31, 2008 (Rs. 39.20 crore for the year ended March 31, 2008).
7.
RBI vide its circular DBOD.No.BP.1658/21.04.118/2005-06 dated May 30, 2006 had advised banks having operational presence outside India to compute capital adequacy ratio (CAR) as per the revised capital adequacy framework (Basel II) effective March 31, 2008. As per the current CAR framework, CAR as on March 31, 2008 was at 14.92% of which Tier I was 11.32%. Due to the revised guidelines, previous year CAR figures are not comparable.

8.
As required by RBI general clarification dated July 11, 2007, the Bank has deducted the amortisation of premium on government securities, which was earlier deducted from “Other income”, from “Income on investments” included in “Interest earned”, amounting to Rs. 239.94 crore for the quarter ended March 31, 2008 (Rs. 265.65 crore for the quarter ended March 31, 2007), Rs. 897.62 crore for the year ended March 31, 2008 (Rs. 998.70 crore for the year ended March 31, 2007). Prior period figures have been reclassified to conform to the current classification.

9.
The Board of Directors have recommended a dividend of Rs. 11.00 per equity share (110%) for the year ended March 31, 2008 (previous year dividend Rs. 10.00 per equity share). The declaration and payment of dividend is subject to requisite approvals. The Board of Directors have also recommended a dividend of 0.001 percent, i.e., Rs. 100 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2008.

10.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
11.	The above financial results have been approved by the Board of Directors at its meeting held on April 26, 2008.
12.	The above unconsolidated and consolidated financial results for the year ended March 31, 2008 have been audited by the statutory auditors, BSR & Co., Chartered Accountants.
13.	Rs. 1 crore = Rs. 10 million.

Place : Mumbai	Chanda D. Kochhar
Date : April 26, 2008	Joint Managing Director & CFO

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 26, 2008

Performance Review – Year ended March 31, 2008: ICICI Bank’s profit after tax crosses US$ 1.0 billion

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the year ended March 31, 2008 (FY2008).

Highlights
•	Profit after tax for the quarter ended March 31, 2008 (Q4-2008) increased 39% to Rs. 1,150 crore (US$ 287 million) from Rs. 825 crore (US$ 206 million) for the quarter ended March 31, 2007 (Q4-2007).

•	Profit after tax for FY2008 increased 34% to Rs. 4,158 crore (US$ 1.0 billion) from Rs. 3,110 crore (US$ 775 million) for the year ended March 31, 2007 (FY2007).

•	Net interest income increased 30% to Rs. 7,304 crore (US$ 1.8 billion) for FY2008 from Rs. 5,637 crore (US$ 1.4 billion) for FY2007.

•	Fee income increased 32% to Rs. 6,627 crore (US$ 1.7 billion) for FY2008 from Rs. 5,012 (US$ 1.2 billion) for FY2007.

•	Current and savings account (CASA) deposits ratio increased to 26% at March 31, 2008 from 22% at March 31, 2007.

•	At March 31, 2008, ICICI Bank and its subsidiaries had consolidated total assets of Rs. 485,830 crore (US$ 121.1 billion).

Dividend on equity shares

The Board has recommended a dividend of 110% for FY2008 i.e. Rs. 11 per equity share (equivalent to US$ 0.55 per ADS) as compared to 100% for FY2007. The declaration and payment of dividend is subject to requisite approvals. The record/book closure dates shall be announced in due course.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Deposit growth

Current and savings account deposits increased 27% to Rs. 63,781 crore (US$ 15.9 billion) at March 31, 2008 from Rs. 50,214 crore (US$ 12.5 billion) at March 31, 2007 and constituted 26% of total deposits at March 31, 2008 compared to 22% at March 31, 2007. The Bank is significantly expanding its branch network to expand its reach and further enhance its deposit franchise. At April 23, 2008 the Bank had 1,308 branches and extension counters as compared to 755 branches and extension counters at March 31, 2007. This increase of 553 branches and extension counters includes about 190 branches on account of the merger of Sangli Bank. The Bank had 3,950 ATMs at April 23, 2008.

Credit growth

Consolidated advances of the Bank and its overseas banking subsidiaries and ICICI Home Finance Company increased 19% to Rs. 252,071 crore (US$ 62.8 billion) at March 31, 2008 from Rs. 211,660 crore (US$ 52.8 billion) at March 31, 2007. This reflects robust growth in the loan book of the Bank’s international branches, its international subsidiaries and ICICI Home Finance Company.

International operations

ICICI Bank’s international business is focused on:

•
Building a retail deposit base which gives the Bank access to low cost deposits on sustainable basis: Aggregate retail deposits of ICICI Bank UK and Canada increased 90% from Rs. 15,740 crore (US$ 3.9 billion) at March 31, 2007 to Rs. 29,861 crore (US$ 7.4 billion) at March 31, 2008.

•
Building a global syndication network which enables the Bank to syndicate its foreign currency assets across a wide variety of investors: The Bank was ranked #1 in offshore loan syndications of Indian corporates in 2007.

•	Being the preferred advisor and financier for overseas acquisitions of Indian corporates

•	Achieving the status of the preferred bank for non-resident Indians in key markets of UK and Canada.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Bank UK PLC achieved profit after tax of Rs. 155 crore (US$ 38.4 million) for FY2008 and increased its balance sheet by 80% to Rs. 35,300 crore (US$ 8.8 billion) at March 31, 2008. Its retail deposit base almost doubled to Rs. 17,250 crore (US$ 4.3 billion) on the back of the successful internet savings product and a 25% penetration in the bankable Indian community.

At March 31, 2008 the Bank’s international operations accounted for about 25% of its consolidated banking assets.

Capital adequacy

The Bank’s capital adequacy at March 31, 2008 as per Reserve Bank of India’s revised guidelines on Basel II norms was 13.97% (including Tier-1 capital adequacy of 11.76%), well above RBI’s requirement of total capital adequacy of 9.0%. At March 31, 2008, the capital adequacy ratios of ICICI Bank’s UK and Canada subsidiaries were 18.6% and 22.9% respectively.

Asset quality

At March 31, 2008, the Bank’s net non-performing assets constituted 1.49% of net customer assets.

Performance highlights of key non-banking subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) significantly increased its overall market share from 9.9% in FY2007 to 13.1% during April-February 2008 on the basis of retail new business weighted received premiums. ICICI Life’s new business weighted received premium increased by 68% in FY2008 compared to industry growth of 37% during April-February 2008. The growing operations of ICICI Life had a negative impact of Rs. 1,032 crore (US$ 257 million) on the consolidated profit after tax of ICICI Bank in FY2008. However, ICICI Life’s unaudited New Business Profit (NBP) in FY2008 was Rs. 1,254 crore (US$ 313 million). The assets held by ICICI Life increased from about Rs. 15,818 crore (US$ 3.9 billion) at March 31, 2007 to Rs. 28,578 crore (US$ 7.1 billion) at March 31, 2008.

ICICI Lombard General Insurance Company (ICICI General) maintained its overall market share of 12.3% during April-February 2008. ICICI General’s premiums increased 11.4% to Rs. 3,345 crore (US$ 834 million) in FY2008 despite the impact of de-tariffing. ICICI General’s profit after tax increased by 51% to Rs. 103 crore (US$ 26 million) in FY2008 from Rs. 68 crore (US$ 17 million) in FY2007.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Securities’ unconsolidated revenues and profit after tax for FY2008 were Rs. 750 crore (US$ 187 million) and Rs. 150 crore (US$ 37 million) respectively. ICICI Securities Primary Dealership’s profit after tax for FY2008 was Rs. 140 crore (US$ 35 million).

ICICI Prudential Asset Management Company‘s (ICICI AMC) average mutual fund assets under management was Rs. 54,355 crore (US$ 13.5 billion) in March 2008. ICICI AMC’s profit after tax increased by 70% to Rs. 82 crore (US$ 20 million) in FY2008 from Rs. 48 crore (US$ 12 million) in FY2007.

ICICI Venture Funds Management Company (ICICI Venture) is the largest Indian private equity company with assets under management of about Rs. 9,550 crore (US$ 2.4 billion). ICICI Venture’s profit after tax for the year ended March 31, 2008 was Rs. 90 crore (US$ 22 million).

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	Q4-2007	Q4-2008	Growth over Q4-2007	FY2007	FY2008	Growth over FY2007
Net interest income[1]	1,609	2,079	29%	5,637	7,304	30%
Non-interest income	2,099	2,362	13%	6,928	8,811	27%
- Fee income	1,427	1,928	35%	5,012	6,627	32%
- Treasury income	445	164	-63%	1,013	815	-20%
- Other income	227	270	19%	903	1,369	52%
Total income	3,708	4,441	20%	12,565	16,115	28%
Less:
Operating expense	1,454	1,746	20%	4,979	6,429	29%
Expenses on direct market agents (DMAs) [2]	423	358	-15%	1,524	1,543	1%
Lease depreciation	44	46	5%	188	182	-3%
Operating profit	1,788	2,291	28%	5,874	7,961	36%
Less: Provisions	876	948	8%	2,226	2,905	31%
Profit before tax	912	1,343	47%	3,648	5,056	39%
Less: Tax	87	193	123%	538	898	67%
Profit after tax	825	1,150	39%	3,110	4,158	34%
1.	Net of premium amortisation on government securities of Rs. 2.66 bn in Q4-2007, Rs. 2.40 bn in Q4-2008, Rs. 9.99 bn in FY2007 and Rs. 8.98 bn in FY2008.
2.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet
		Rs. crore
	Mar 31, 2007	Mar 31, 2008
Assets
Cash balances with banks & SLR	104,489	113,072
- Cash & bank balances	37,121	38,041
- SLR investments	67,368	75,031
Advances[1]	195,866	225,616
Other investments	23,890	36,423
Fixed & other assets	20,413	24,684
Total	344,658	399,795
Liabilities
Networth	24,313	46,470
- Equity capital	899	1,113
- Reserves	23,414	45,358
Preference capital	350	350
Deposits	230,510	244,431
Other borrowings	70,661	86,399
Other liabilities	18,824	22,145
Total	344,658	399,795
1. Consolidated advances of the Bank and its overseas banking subsidiaries and ICICI HFC increased 19% to Rs. 252,071 crore at March 31, 2008 from Rs. 211,660 crore at March 31, 2007.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology and our rural expansion, our ability to integrate recent or future mergers or acquisitions into our operations, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, including on the assets and liabilities of ICICI, a former financial institution not subject to Indian banking regulations, the bond and loan market

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conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Pankaj Jain at 91-22-2653 6379 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 40.12